File No. 82-34834

NEWALTA

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

NEWALTA INCOME FUND ANNOUNCES
DRAMATIC GROWTH, IMPROVED RETURNS AND INCREASED DISTRIBUTIONS

CALGARY, Alberta, Canada, May 11, 2006 – Newalta Income Fund (TSX:NAL.UN) ("Newalta" or the "Fund") today announced strong financial results for the three months ended March 31, 2006 and a 12% increase in distributions to $0.185 per month.

Excellent returns on growth capital investments and acquisitions, improved operating efficiencies and strong market conditions all contributed to dramatic growth in revenue in the first quarter of 117% and to the surge in cash flow(1) of 90%.

"Our performance in the first quarter was outstanding with excellent progress on all of our initiatives, including the integration of recent acquisitions, combined with strong financial results in our three Divisions. We strengthened the organization and improved the balance sheet and we are well-positioned to capitalize on growth opportunities in all of our markets," said Al Cadotte, President and Chief Executive Officer of Newalta.

Financial results and highlights for the first quarter:

- Revenue increased 117% to $105.2 million, EBITDA(1) increased 100% to $32.2 million and cash flow increased 90% to $29.2 million. These dramatic increases were achieved through a combination of productivity improvements in our current operations, solid returns on investments in growth capital and acquisitions and robust industry activity levels. The capital investment program of 2005 and acquisitions, such as the assets of GLP Group Inc. ("GLP") and PSC Industrial Services Canada Inc. ("PSC Canada"), have contributed to improved returns on capital. Other catalysts for strong growth during the quarter include the continued margin improvement in the Industrial division as management continues to capitalize on its network of facilities through expansion of on-site and other mobile services as well as productivity improvements and increasing asset utilization.

- As a percentage of revenue, operating costs increased to 60%, compared to 56% in the prior period, which is attributable to the change in business mix as a result of acquisitions. Although these acquisitions have lower margins as a percent of revenue, they are delivering strong returns on invested capital.

- Cash available for growth and distributions(1) in the first quarter increased 64% to $0.87 per unit, compared to $0.53 per unit in 2005. Cash distributed(1) to unitholders was $11.3 million, or 42%, of the $27.2 million cash available for growth and distributions and $15.9 million, or 58%, was retained to fund growth capital. In the same quarter of 2005, 61% of cash available for growth and distributions was distributed to investors and 39% was retained to fund growth capital projects. Strong growth in cash flow over the past year has more than offset a 32% increase in monthly distributions in 2005.

- The Oilfield division ("Oilfield") revenue and net margin(1) increased 89% and 85% to $64.7 million and $30.3 million, respectively. As a percentage of revenue, net margin dropped slightly to 47% from 48% over the same period last year due to the change in business mix from the 2005 acquisitions. Revenue from crude oil sales was up 31% to $5.5 million and added $1.3 million in additional net margin compared to the first quarter last year. Over half of the increase in revenue in Oilfield was attributable to growth capital initiatives related to the expansion of on-site services, satellites and partnerships, as well as the GLP, Green Court, Plover Lake and WasteCo acquisitions. Changes to the business mix have resulted in a reduced dependency on crude oil sales, which declined in the quarter to 9% of divisional revenue, compared to 12% in the prior period.

- The Industrial division ("Industrial") revenue and net margin increased 52% and 113% to $21.7 million and $2.2 million, respectively. As a percentage of revenue, net margin improved substantially to 10% from 7% over the

same period last year. This is the fourth consecutive quarter where margin growth has outpaced revenue growth for Industrial which is attributable to the success of management's initiatives to improve productivity and to expand services. The first quarter is traditionally the weakest quarter for Industrial.

- The Central division ("Central") revenue and net margin were $18.8 million and $2.2 million, respectively, in line with management's expectations. Landfill and facility volumes were both up in the quarter compared to last year. Similar to Industrial, the first quarter is traditionally the weakest quarter for Central due to winter weather conditions. In addition to the strong results, management made excellent progress on integration efforts during the quarter as Newalta was successfully introduced to regulators, local communities, customers and suppliers. Newalta's risk management program was implemented at all facilities and policies and procedures were also harmonized with Newalta's Human Resources, Finance, Engineering and Environment Health and Safety policies. A three-year strategic capital plan for each facility was developed and the 2006 capital program was accelerated with $1.1 million of growth capital invested in the quarter.

- Selling, general and administrative ("SG&A") costs increased by $4.6 million to $9.6 million in the quarter, compared to $5.0 million in 2005. SG&A costs, as a percentage of revenue, decreased to 9%, compared to 10% last year, which is consistent with management's objective of maintaining SG&A costs at 10% or less of revenue. The increase in SG&A costs was due primarily to staff additions to strengthen the organization as well as the SG&A costs associated with the acquisitions completed over the past year.

- Maintenance capital expenditures in the quarter were $1.8 million compared to $0.9 million in 2005. Maintenance capital expenditures for 2006 are forecast to remain on budget at $18.0 million. Growth capital expenditures in the quarter were $12.0 million, compared to $4.3 million in 2005, and are also on target to remain on budget at $100 million. Acquisition investments in the quarter were $120.4 million, compared $8.0 million in 2005, and consisted entirely of the acquisition of PSC Canada. Including the acquisition of PSC Canada, total capital expenditures for the year, excluding any additional acquisitions, are estimated to be approximately $240 million.

- During the first quarter, the average unitholder participation rate in the Distribution Reinvestment Plan (the "DRIP") was approximately 21%, resulting in Newalta issuing 113,653 trust units. Participation in the DRIP was an average of 11.5% during the months of April and May 2006.

- The balance sheet was substantially strengthened following the $196 million bought deal equity financing which was completed on March 3, 2006. As at March 31, 2006, Newalta had a working capital ratio of 1.64, long-term debt outstanding of $33.7 million and a long-term debt to 12-month trailing EBITDA ratio of 0.35 with $145.6 million of its credit facility unutilized.

- On a trailing 12-month basis, weighted average return on capital[(1)] was 27%, up from 26% for the year 2005. The improvement was attributable to the strong results realized from growth capital and acquisition investments as well as management initiatives to improve the productivity of the current operations.

- In light of robust market conditions, the strong profitable growth of the Fund and greater certainty related to the performance of the recent acquisitions, monthly distributions were increased 12% to $0.185 per unit, effective May 2006. Distributions have been increased more than 100% since Newalta converted to an income trust in March of 2003.

FINANCIAL RESULTS AND HIGHLIGHTS

($000s except per unit data)	Three Months Ended March 31 (unaudited)		
	2006	**2005**	**%Increase**
Revenue	**105,223**	48,487	117
Operating income	**21,762**	11,015	98
Net earnings	**17,388**	9,795	78
Earnings per unit ($)	**0.56**	0.36	56
Diluted earnings per unit ($)	**0.54**	0.35	54
EBITDA[1]	**32,212**	16,067	100
Trailing 12 month EBITDA	**95,029**	57,148	66
Cash flow[1]	**29,189**	15,400	90
- per unit – ($)	**0.93**	0.56	66
Maintenance capital expenditures	**1,844**	881	109
Cash available for growth and distributions[1]	**27,205**	14,574	87
- per unit – ($)	**0.87**	0.53	64
Distributions declared	**15,576**	10,954	42
- per unit – ($)	**0.495**	0.400	24
Cash distributed[1]	**11,343**	8,913	27
Growth and acquisition capital expenditures	**132,400**	12,362	971
Weighted average units outstanding	**31,291**	27,343	14
Total units outstanding	**36,184**	27,486	32

[1] These financial measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP"). Non-GAAP financial measures are identified and defined in the attached Management's Discussion and Analysis.

Management's Discussion and Analysis and Newalta's unaudited consolidated financial statements and notes thereto are attached.

Management will hold a conference call on Friday, May 12, 2006 at 1:00 p.m. (ET) to discuss the Fund's performance for the three months ended March 31, 2006. To participate in the teleconference, please call 416-695-9712 or 1-888-280-8771. To access the simultaneous webcast, please visit www.newalta.com. For those unable to listen to the live call, a taped broadcast will be available at www.newalta.com and, until midnight on Friday, May 19, 2006, by dialing 416-695-5275 or 1-888-509-0081 and using the passcode 620063.

Newalta Income Fund has delivered dynamic profitable growth and generated compound annual revenue growth of 30% since 1993. Newalta, one of Canada's largest industrial waste management companies, focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With 1,500 talented people and a network of 56 facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets.

For further information, please contact:
Ronald L. Sifton
Senior Vice President, Finance & CFO
Phone: (403) 206-2684
www.newalta.com

NEWALTA INCOME FUND

Management's Discussion and Analysis

FOR THE THREE MONTHS ENDED MARCH 31, 2006

Certain statements contained in this document constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund and its other subsidiaries, "Newalta"), or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, market conditions, competition, seasonality, regulation, industry conditions, access to industry and technology, insurance, possible volatility of trust unit price, debt service, future capital needs and availability of funds to finance expansion of services, market coverage, fluctuations in commodity prices, fluctuations in fuel costs, acquisition strategy, liabilities associated with acquisitions, integration of acquired businesses, dependence of Newalta on senior management, dealings with labour unions, the nature of the trust units, unlimited liability of unitholders, income tax treatment of Newalta, the mutual fund trust status of Newalta, government budget proposals and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Furthermore, the forward-looking statements contained in this document are made as of the date of this document and the forward-looking statements in this document are expressly qualified by this cautionary statement. Unless otherwise required by law, Newalta does not intend, or assume any obligation, to update these forward-looking statements.

This Management's Discussion and Analysis contains references to certain financial measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and may not be comparable to similar measures presented by other funds or entities. These financial measures are identified and defined below:

"EBITDA" is a measure of the Fund's operating profitability. EBITDA provides an indication of the results generated by the Fund's principal business activities prior to how these activities are financed, assets are amortized or how the results are taxed in various jurisdictions. EBITDA is calculated from the consolidated statements of operations and accumulated earnings and is defined as revenue less operating and selling, general and administrative expenses.

"Cash flow" is used to assist management and investors in analyzing operating performance and leverage. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Cash flow is calculated from the consolidated statements of cash flows and is defined as cash provided by operating activities before changes in non-cash working capital and asset retirement costs.

"Cash available for growth and distributions" is used by management to supplement cash flow as a measure of operating performance and leverage. The objective of this measure is to calculate the amount which is available for distribution to unitholders. Cash available for growth and distributions is defined as cash flow less maintenance capital expenditures, principal repayments, asset retirement costs and deferred costs incurred plus net proceeds on sales of fixed assets.

"Cash distributed" is provided to assist management and investors in determining the actual cash outflow to unitholders in each period and is used to analyze liquidity. Cash distributed is defined as distributions declared for the period plus opening distributions payable, less ending distributions payable and distributions reinvested by unitholders under the DRIP during the period.

"Net margin" is used by management to analyze divisional operating performance. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and depreciation and accretion expenses.

"Return on capital" is used by management to analyze the operating performance of the company's investments in capital assets, intangibles and goodwill. Return on capital is calculated by dividing EBITDA, excluding reorganization costs, by the average net book value of capital assets, intangibles and goodwill.

"Return on equity" is used by management to analyze the profitability generated from the funds provided by unitholders. Return on equity is calculated by dividing net earnings, excluding reorganization costs, by the average unitholder's equity.

References to EBITDA, cash flow, cash available for growth and distributions, cash distributed, net margin, return on capital and return on equity throughout this document have the meanings set out above.

The following discussion and analysis should be read in conjunction with (i) the consolidated financial statements of the Fund and the notes thereto for the three months ended March 31, 2006, (ii) the consolidated financial statements of the Fund and notes thereto and Management's Discussion and Analysis of the Fund for the year ended December 31, 2005, (iii) the most recently filed Annual Information Form of the Fund and (iv) the consolidated interim financial statements of the Fund and the notes thereto and Management's Discussion and Analysis for the quarter ended March 31, 2005.

Information for the three months ended March 31, 2006, along with comparative information for 2005, is provided.

This Management's Discussion and Analysis is dated May 10, 2006 and takes into consideration information available up to that date.

OVERALL PERFORMANCE

During the first quarter, Newalta generated strong performance in all three divisions, achieving growth in revenue of 117% and a 90% improvement in cash flow. Improvements in the productivity of current operations as well as the results from growth capital investments and acquisitions, have contributed to the overall improvement to return on capital. In the quarter we continued to strengthen the organization and through a $196 million equity offering, we substantially improved our balance sheet. The productivity of our current business continues to improve as the Industrial division ("Industrial"), for the fourth consecutive quarter, achieved net margin growth in excess of revenue growth. The Oilfield division ("Oilfield") generated an 89% increase in revenue and an 85% increase in net margin, led by growth in the emerging on-site and drill-site services. Results in the Central division ("Central") were strong, activity levels were improved over last year and excellent progress was made on a broad range of integration initiatives. Newalta is firmly positioned to continue to deliver dynamic growth across multiple platforms.

Summary of accomplishments completed during the first quarter include:

- On January 6, 2006, Newalta successfully completed the acquisition of PSC Industrial Services Canada Inc. ("PSC Canada") for $120.4 million including acquisition costs and working capital adjustments. PSC Canada, which formed the Central division, represents a strategic entry vehicle into the Ontario market.

- Subsequent to the completion of the PSC Canada acquisition, Newalta issued 7.0 million trust units at $28.00 per trust unit to raise gross proceeds of $196 million on a bought-deal basis. The $185.7 million net proceeds from the offering were used to repay the 180-day $70 million term facility specifically used for the purchase of PSC Canada, and the remainder was used to pay down outstanding indebtedness under the extendible term facilities. This has substantially strengthened the balance sheet and positions Newalta to continue to aggressively pursue

growth opportunities in the coming year. As at March 31, 2006, Newalta had $33.7 million of long term debt outstanding, $145.6 million of unutilized debt capacity, a working capital ratio of 1.64 and a long-term debt to 12-month trailing EBITDA ratio of 0.35.

- A total of $105 million was invested in growth projects and acquisitions in 2005. In 2006, we have committed total growth capital investments of $220 million, including the PSC Canada acquisition in January and $100 million of growth capital. This represents a total of $325 million in capital investments which will drive continued growth this year and into 2007. The weighted average return on capital on a trailing twelve-month basis is 27%. Investments and acquisitions completed over the past 12 months are delivering very strong returns.

RESULTS OF OPERATIONS

Growth momentum was continued from 2005 as revenue increased 117% to $105.2 million and EBITDA increased 100% to $32.2 million. Operating expenses, as a percentage of revenue, increased to 60% in the quarter, compared to 56% in 2005 which is attributable to the change in business mix from recent acquisitions. Selling, general and administrative ("SG&A") costs were reduced to 9% of revenue compared to 10% in the same quarter of 2005. The overall result was an increase of 90% in cash flow to $29.2 million compared to $15.4 million in 2005.

Cash available for growth and distributions increased 87% to $27.2 million, or $0.87 per unit, compared to $14.6 million, or $0.53 per unit, in 2005. Cash distributed, as a percentage of cash available for growth and distributions was 42% compared to 61% in 2005. Distributions were increased twice during 2005, from $0.125 to $0.15 per unit in March and again in November from $0.15 to $0.165 per unit. Notwithstanding the 32% increase to monthly distributions in 2005, the proportion of cash distributed to investors continues to decrease and the proportion retained for growth has increased significantly providing improved stability and security of distributions. In recognition of strong market conditions, continuing strong financial performance and increased clarity on the returns of recent acquisitions, distributions have been increased by an additional 12% to $0.185 per month, effective May 2006, or to $2.22 annually.

Oilfield

In the quarter, approximately 40% of the revenue from Oilfield was generated from the fees charged for the treatment and processing of various oilfield waste materials and approximately 9% from the sale of recovered crude oil. The balance of revenue is derived from Oilfield's diverse portfolio of services. Revenue is impacted by oilfield activity levels which are driven mainly by commodity prices. An increase of Cdn $1.50 in WTI is estimated to positively impact net margin by approximately $0.5 million.

Oilfield revenue increased 89% to $64.7 million, from $34.2 million in 2005, and net margin increased 85% to $30.3 million, from $16.4 million in 2005. Oilfield accounted for approximately 50% of Newalta's total assets and generated 61% of Newalta's revenue and 88% of Newalta's combined divisional net margin in the first quarter. Net margin declined to 47% of revenue from 48% for the same period last year due to changes in business mix as a result of recent acquisitions. Of the $30.5 million in incremental revenue, 54% was associated with growth in the emerging on-site and drill-site services, largely attributable to the acquisition of the assets of GLP Group Inc. ("GLP") and 2005 growth capital investments in additional centrifuges and drill cuttings management systems. The remaining revenue growth was attributable to strong activity levels and demand for services which led to significant increases in waste processing volumes, particularly in areas of heavy crude oil production.

Crude oil sales increased $1.3 million to $5.5 million, representing 4% of total revenue growth on a stand-alone basis. The total volume of crude oil recovered was 436,850 barrels compared to 319,150 barrels in 2005, a 37% increase. The volume of crude oil sold to Newalta's account was 102,675 barrels compared to 83,350 barrels in 2005, a 23% increase. The price per barrel sold for the quarter increased by 6% to an average price of Cdn $53.69 per barrel compared to an average price of Cdn $50.73 per barrel in 2005.

Capital expenditures were $7.8 million compared to $9.9 million in 2005. Growth capital expenditures of $7.1 million, compared to $1.5 million in 2005, consisted primarily of productivity improvements at several facilities, drill-site waste management units and the addition of centrifuges. Maintenance capital expenditures were $0.7 million compared to $0.5 million in 2005.

The outlook for Oilfield in 2006 remains very positive. The expansion of on-site services, satellites and drill-site services combined with robust market conditions are expected to drive strong results for the remainder of the year.

Industrial

Industrial collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile on-site services throughout western Canada. Recovered materials are processed into resaleable products, including base oils, refinery feedstocks, industrial fuels and carrier fluids, such as drilling oil.

Industrial's performance is impacted by the general state of the economy in western Canada, as well as commodity prices and economic conditions related to the oil and gas, mining and forestry industries. The automotive market into which resaleable products are sold is generally a stable market as the volume of products, such as lube oil, is reasonably consistent year over year.

Revenue in the first quarter increased 52% to $21.7 million compared to $14.3 million in the prior year. Net margin increased 113% to $2.2 million compared to $1.0 million in 2005. As a percentage of revenue, net margin improved to 10% from 7%, compared to 2005. Industrial accounted for 20% of Newalta's total assets and generated 21% of Newalta's total revenue and 6% of Newalta's combined divisional net margin in the first quarter.

Management has taken steps over the past two years to drive improved profitability and increased returns on investments. The productivity and efficiency of the operations has improved, pricing has been adjusted and services which capitalize on the facility network and infrastructure have been expanded.

In the first quarter, on-site project revenue was almost five times higher than last year and total transport revenue was more than double. Oil recycling revenue was up 23% to $7.4 million from $6.0 million in 2005, due to increased collection and product volumes, increased product pricing and reduced facility downtime. Wastewater volumes were 60% higher in the quarter and wastewater prices were up 23% compared to last year. Approximately 38% of the division's revenue was derived from product sales compared to 45% last year as revenues derived from on-site services, transport and processing fees grew by 74%.

Capital expenditures were $1.8 million compared to $0.4 million in 2005. Growth capital expenditures of $1.1 million, compared to $0.2 million in 2005, consisted primarily of productivity improvements at several facilities and centrifugation technology. Maintenance capital expenditures were $0.7 million compared to $0.2 million in 2005.

Industrial is expected to deliver improved returns as additional productivity gains are realized and services are expanded. The division is well-positioned to exploit the competitive advantages of a high quality facility network and infrastructure coupled with a broad service offering.

Central

Central provides industrial waste management and other environmental services to markets located primarily in Ontario through its integrated network.

Central's financial performance was consistent with management's expectations with revenues of $18.8 million and a net margin of $2.2 million. The first quarter is typically the division's weakest quarter as cold weather restricts on-site work as well as the transportation of aqueous wastes. Overall in the quarter, pricing was relatively flat compared to 2005 while landfill volumes were up 3% and service centre volumes improved 8%. Vehicle utilization improved from 57% in 2005 to 65% in 2006.

During the quarter, excellent progress was made on the integration of the business and the strengthening of the organization to support future growth. Contacts with regulators, customers, suppliers and neighbours were completed and the policies and procedures in risk management, environmental, health and safety, finance, human resources and engineering were harmonized with Newalta practices. In addition, a three year capital plan was developed for each facility and the 2006 capital plan was accelerated. An organization plan was developed and management was added in the quarter with recruiting underway for a number of additional positions. Management remains confident that integration activities will be completed this summer, including management additions to position the division for sustained dynamic growth.

Capital expenditures in the quarter were $1.3 million, consisting of $0.2 million of maintenance capital and $1.1 million in growth capital spending.

Corporate and Other

SG&A costs in the first quarter were reduced to 9% of revenue compared to 10% in 2005 and were in line with our objective of maintaining SG&A costs at 10% or less of revenue. SG&A costs increased $4.6 million to $9.6 million compared to $5.0 million in 2005, due primarily to acquired SG&A from the PSC Canada and GLP acquisitions as well as staff additions to strengthen Newalta's organization.

Depreciation, amortization and accretion increased $3.2 million, or 72%, to $7.6 million compared to $4.4 million last year. Increased depreciation was attributable to recent acquisitions and growth capital expenditures. As a percentage of revenue, depreciation, amortization and accretion were 7% compared to 9% in 2005. The decrease, as a percentage of revenue, is attributable to recent acquisitions.

Interest expense increased $2.3 million to $2.9 million compared to $0.6 million last year. The increase was the result of higher average debt levels in the first quarter of 2006 compared to 2005. The increase in long-term debt was attributable to growth capital and acquisition expenditures funded from the credit facility.

Current tax expense increased by $0.2 million to $0.4 million compared to $0.2 million in 2005. Current tax expense was related to large corporation taxes and provincial capital taxes. Based on projected levels of capital spending, anticipated earnings and the recently completed equity financing, the Fund is not expected to pay cash taxes until 2007 at the earliest, with the exception of large corporate and provincial capital taxes. Future income tax increased by $2.9 million to $4.0 million compared to $1.1 million in 2005. The increase was directly attributable to the increase in earnings.

Operating income increased by 98% to $21.8 million from $11.0 million in the first quarter of last year. As a percent of revenue, operating income was 21% compared to 23% in 2005. The decrease was attributable to higher interest expense and changes in the business mix due to recent acquisitions.

Net earnings increased 78% to $17.4 million compared to $9.8 million in 2005. Diluted earnings per unit were $0.54 per unit compared to $0.35 in 2005, an increase of 54%.

As at May 11, 2006, the Fund had 36,207,986 units outstanding and outstanding rights to acquire up to 1,596,400 units.

SUMMARY OF QUARTERLY RESULTS

	2006	2005				2004		
($000s, except per unit data)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	105,223	86,663	65,900	47,036	48,487	49,339	45,990	40,449
Operating income	21,762	18,862	17,894	8,674	11,015	8,941	11,447	8,095
Net earnings	17,388	14,445	14,394	8,344	9,795	8,364	10,088	7,880
Earnings per unit ($)	0.56	0.51	0.52	0.30	0.36	0.31	0.37	0.29
Diluted earnings per unit ($)	0.54	0.50	0.51	0.30	0.35	0.30	0.36	0.28
Weighted average units - basic	31,291	28,597	27,716	27,574	27,343	27,265	27,244	27,147
Weighted average units - diluted	31,917	29,066	28,190	28,028	27,910	27,866	27,756	27,608

Quarterly performance is affected by, among other things, weather conditions, commodity prices, market demand and capital investments as well as acquisitions. The ability to transport waste is dependent on weather conditions. During the winter months, the ability to provide various on-site services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for Industrial and Central. For Oilfield, frozen ground during the winter months tends to provide an optimal environment for drilling activities and consequently, the first quarter is typically strong for Oilfield. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Newalta's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for all divisions due to favorable weather conditions and market cyclicality. Changes in commodity prices and industry activity in which Newalta operates throughout the year will also impact quarterly performance. Similarly, acquisitions and growth

capital investments completed in the first half will tend to strengthen second half financial performance. First quarter revenue can range from 20% to 26% of year-end revenue and typically averages approximately 24%. Second quarter revenue averages approximately 22% of year-end revenue and can range from 20% to 23%. Third quarter revenue can range from 26% to 31% and averages approximately 27% of year-end totals. Fourth quarter revenue averages approximately 27% and can range from 24% to 30%. In 2005, quarterly revenue as a percentage of total year-end revenue was 20% in the first quarter, 19% in the second quarter, 27% in the third quarter and 34% in the fourth quarter.

Cash available for growth and distributions is directly impacted by maintenance capital expenditures, which are not incurred evenly throughout the year. For 2006, maintenance capital expenditures are expected to be incurred at approximately 10% in the first quarter, 30% in the second quarter, 40% in the third quarter and 20% in the fourth quarter.

Quarterly financial results have been prepared by management in accordance with Canadian GAAP as set out in the annual audited consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow increased 90% to $29.2 million, or $0.93 per unit, compared to $15.4 million, or $0.56 per unit, in 2005. The increase in cash flow was due to the strong financial performance achieved in all divisions.

In the first quarter, $15.9 million of cash available for growth and distributions was generated in excess of cash distributed, calculated as follows:

($000s)	2006	%	2005	%
Cash flow	**29,189**	100.0	15,400	100.0
Maintenance capital	**(1,844)**	(6.3)	(881)	(5.7)
Asset retirement costs incurred	**(202)**	(0.7)	(40)	(0.3)
Proceeds on sale of capital assets	**62**	0.2	95	0.6
Principal repayments	**-**	-	-	-
Cash available for growth and distributions	**27,205**	93.2	14,574	94.6
Cash distributed	**(11,343)**	(38.9)	(8,913)	(57.9)
Excess cash	**15,862**	54.3	5,661	36.7

In 2005, monthly distributions were increased twice from $0.125 to $0.150 in March and to $0.165 in November, a total increase of 32%. The growth in the cash flow generated by the Fund has consistently exceeded the declared distributions. In the first quarter of 2006, the cash available for growth and distributions grew 87% from $14.6 million in 2005 to $27.2 million in 2006. On a per unit basis, cash available for growth and distribution increased to $0.87 from $0.53 last year. Cash distributed to unit holders in the recent quarter was 42% of the cash available for growth and distribution compared to 61% last year.

In light of the strong profitable growth of Newalta, robust market conditions and the performance of the recent acquisitions, monthly distributions have been increased 12% to $0.185, effective May 2006, or $2.22 annually.

Total capital expenditures for the first quarter are summarized as follows:

($000s)	2006	2005
Growth capital	**11,995**	4,347
Acquisitions	**120,405**	8,015
Total growth capital and acquisitions	**132,400**	12,362
Maintenance capital	**1,844**	881
Total acquisitions and capital expenditures	**134,244**	13,243

A total of $12.0 million was invested on internal growth projects in the quarter compared to $4.3 million in 2005. Growth capital expenditures consisted primarily of productivity improvements at several facilities, drill-site waste management units, the addition of centrifuges and investments in information technology and infrastructure. A total of $100 million in growth capital investments has been budgeted for 2006. The 2006 growth capital program

includes $12.5 million in corporate investments that primarily relate to a new information technology system being implemented to support the continued growth of the Fund. The remaining $87.5 million will be invested in facilities and equipment to expand services, improve productivity and enhance market coverage in Oilfield, Industrial and Central.
Maintenance capital expenditures in the first quarter were $1.8 million compared to $0.9 million in 2005. Management has budgeted and expects to spend a total of $18 million in maintenance capital in 2006. Maintenance capital is funded from cash flow.

Also in the first quarter, Newalta completed the largest acquisition in its history, acquiring the shares of PSC Canada for $120.4 million including acquisition costs and working capital adjustments. PSC Canada provides industrial waste management and other environmental services to markets located primarily in Ontario through its integrated network. The acquired operation is a fully independent business that has delivered consistent, stable and profitable performance and includes 530 people and an integrated network of nine facilities serving approximately 1,400 customers representing a broad range of national and international companies.

To fund the PSC Canada acquisition, an amended credit facility agreement was completed on January 4, 2006 which provided for a $35 million extendible operating term facility to fund working capital, a $165 million extendible term facility to fund growth capital, acquisition expenditures and financial security requirements and a $70 million non-revolving 180-day term facility.

On March 3, 2006, Newalta issued 7.0 million trust units at $28.00 per unit to raise gross proceeds of $196 million on a bought-deal basis. The net proceeds from the offering of $185.7 million were used to repay the non-revolving 180-day term facility and pay down outstanding indebtedness under the extendible term facilities. At March 31, 2006, the unutilized capacity on the revolving extendible term facilities was $145.6 million. Unutilized credit facility plus the undistributed cash available for growth and distributions will fund future growth capital investments and acquisitions, including the 2006 capital budget of $118 million.

The operating and the term facilities are subject to an annual review and extension. The next review is scheduled on June 30, 2006 and an extension is anticipated. However, if an extension is not granted, principal repayments would not begin until May 2007 on the extendible operating term facility and August 2007 on the extendible term facility.

Letters of credit provided as financial security to third parties totaled $20.7 million at March 31, 2006.

Newalta is restricted from declaring distributions and distributing cash if the Corporation is in breach of the covenants under its credit facility. Current financial performance is well in excess of the debt covenants under the credit facility. At March 31, 2006, Newalta had a long-term debt to EBITDA ratio of 0.35 and a working capital ratio of 1.64. Newalta does not have a stability rating.

At March 31, 2006, Newalta had working capital of $38.6 million compared to $27.3 million at December 31, 2005. The increase in working capital is primarily the result of the significant growth in the business. At current activity levels, working capital of $38.6 million is expected to be sufficient to meet the ongoing commitments and operational requirements of the business. The credit risks associated with accounts receivable are viewed as normal for the industry.

The Distribution Reinvestment Plan (the "DRIP") provides eligible holders of trust units of the Fund with the opportunity to reinvest their monthly cash distributions to acquire additional trust units at a net purchase price equal to 95% of the average market price as defined in the DRIP. During the first quarter, a total of $3.1 million was reinvested by unitholders under the DRIP, representing an average participation rate of approximately 21%, resulting in Newalta issuing 113,653 trust units. Participation in the DRIP was an average of 11.5% during the months of April and May 2006.

During the interim period ended March 31, 2006, there has been no material changes to the specified contractual obligations as set forth in the Management's Discussion and Analysis for the year ended December 31, 2005, with the exception of a repayment of $185.7 million on the outstanding credit facility.

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to Newalta. The total amount of these legal services in the first quarter of 2006 was $392 thousand ($104 thousand in 2005).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to Paramount Resources Ltd. for the three months ended March 31, 2006 was $452 thousand ($459 thousand in 2005).

These transactions were in the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

BUSINESS RISKS

The business of Newalta is subject to certain risks and uncertainties. Prior to making any investment decision regarding Newalta investors should carefully consider, among other things, the risks described herein (including the risks and uncertainties listed in the first paragraph of this Management's Discussion and Analysis) and the risk factors set forth in the most recently filed Annual Information Form of the Fund. These risk factors are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form may be obtained, on request without charge, from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates with regard to the reported amounts of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities and wells and the projected timing of the costs to be incurred in future periods. Management, in consultation with Newalta's engineers, estimates these costs based on current regulations, costs, technology and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life.

GOODWILL

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data.

DEPRECIATION AND AMORTIZATION

Depreciation of the Fund's capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Fund's plant and equipment.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form of the Fund may be obtained from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348.

Newalta Income Fund

Consolidated Balance Sheets

($000s) (unaudited)	**March 31, 2006**	December 31, 2005
Assets		
Current assets		
Accounts receivable	**86,302**	71,305
Inventories	**8,961**	8,478
Prepaid expenses	**2,337**	2,211
Future income tax	**834**	834
	98,434	82,828
Capital assets	**429,116**	324,946
Intangibles	**40,145**	6,030
Notes receivable	**1,291**	1,355
Goodwill (Note 3)	**50,210**	35,312
Deferred costs and other assets (Note 4)	**-**	7,175
	619,196	457,646
Liabilities		
Current liabilities		
Accounts payable	**53,892**	50,732
Distributions payable (Note 9)	**5,970**	4,794
	59,862	55,526
Long-term debt (Note 5)	**33,716**	107,369
Future income taxes	**74,462**	47,179
Asset retirement obligations (Note 10)	**18,089**	5,468
	186,129	215,542
Unitholders' Equity		
Unitholders' capital (Note 6)	**377,748**	188,761
Contributed surplus	**1,281**	1,117
Accumulated earnings	**181,833**	164,445
Accumulated cash distributions (Note 9)	**(127,795)**	(112,219)
	433,067	242,104
	619,196	457,646

Newalta Income Fund

Consolidated Statements of Operations and Accumulated Earnings

($000s except per unit data) (unaudited)	**For the Three Months Ended March 31** **2006**	2005
Revenue	**105,223**	48,487
Expenses		
Operating	**63,397**	27,384
Selling, general and administrative	**9,614**	5,036
Interest	**2,858**	644
Depreciation, amortization, and accretion	**7,592**	4,408
	83,461	37,472
Operating income	**21,762**	11,015
Provision for income taxes		
Current	**366**	150
Future	**4,008**	1,070
	4,374	1,220
Net earnings	**17,388**	9,795
Accumulated earnings, beginning of period	**164,445**	117,467
Accumulated earnings, end of period	**181,833**	127,262
Earnings per unit (Note 8)	**$0.56**	$0.36
Diluted earnings per unit (Note 8)	**$0.54**	$0.35

Newalta Income Fund

Consolidated Statements of Cash Flows

($000s) (unaudited)	For the Three Months Ended March 31 2006	2005
Net inflow of cash related to the following activities:		
Operating Activities		
Net earnings	**17,388**	9,795
Items not requiring cash:		
Depreciation, amortization, and accretion	**7,592**	4,408
Future income taxes	**4,008**	1,070
Amortization of lease inducements	**11**	-
Unit compensation expense	**190**	127
	29,189	15,400
Increase in non-cash working capital	**(399)**	(1,036)
Asset retirement costs incurred	**(202)**	(40)
	28,588	14,324
Investing Activities		
Additions to capital assets	**(13,839)**	(5,228)
Net proceeds on sale of capital assets	**62**	95
Acquisitions (Note 3)	**(113,230)**	(8,015)
Increase in non-cash working capital	**(2,553)**	(4,286)
	(129,560)	(17,434)
Financing activities		
Issuance of units	**185,903**	1,002
Increase (decrease) in long-term debt	**(73,652)**	11,021
Decrease in notes receivable	**64**	-
Distributions to unitholders	**(11,343)**	(8,913)
	100,972	3,110
Net cash inflow	**-**	-
Cash - beginning of period	**-**	-
Cash - end of period	**-**	-
Supplemental information:		
Interest paid	**2,464**	657
Income taxes paid	**3,897**	148

NEWALTA INCOME FUND

Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2006 and 2005
($000s except per unit data) (unaudited)

Newalta Income Fund (the "Fund") is a Canadian mutual fund trust engaged, through its wholly-owned operating subsidiaries Newalta Corporation (the "Corporation") and Newalta Industrial Services Inc. ("NISI"), in adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With an integrated network of facilities, Newalta provides waste management solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation services.

1) Summary of Significant Accounting Policies

The interim consolidated financial statements include the accounts of the Fund and its wholly-owned subsidiaries have been prepared by management in accordance with Canadian generally accepted accounting principles. Certain information and disclosures normally required to be included in the notes to the audited annual financial statements have been omitted or condensed. The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2005. These interim financial statements and the notes thereto should be read in conjunction with the consolidated financial statements of the Fund for the year ended December 31, 2005 as contained in the Annual Report for fiscal 2005.

Accounting measurements at interim dates inherently involve reliance on estimates and the results of operations for the interim periods shown in these financial statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated results of the Fund's operations and cash flows for the periods ended March 31, 2006 and 2005.

2) Seasonality of Operations

The ability to transport waste is dependent on weather conditions. During the winter months the ability to provide various on-site services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for the Industrial and Central segments. For the Oilfield segment, frozen ground during the winter months tends to provide an optimal environment for drilling activities and the first quarter is typically strong for Oilfield. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Oilfield's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for all segments due to favourable weather conditions and market cyclicality. First quarter revenue ranges from 20% to 26% of year-end revenue and averaged approximately 20% in 2005. Second quarter revenue averaged approximately 19% of year-end revenue in 2005 and typically ranges from 20% to 23%. Third quarter revenue ranges from 26% to 31% and averaged approximately 27% of year-end revenue in 2005. Fourth quarter revenue averaged approximately 34% of year-end revenue in 2005 and ranges from 24% to 30%.

3) Acquisitions

a) On January 5, 2006 the Fund, through a wholly owned subsidiary, closed the acquisition of all the shares of PSC Industrial Services Canada Inc ("PSC Canada"). PSC Canada is engaged in the business of collecting and disposing of industrial waste material in southern Ontario. The acquired operations were set up as a

separate division of Newalta, as described in Note 13. The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed were:

Deferred costs - paid in 2005	7,175
Cash paid in 2006	113,230
Total cash consideration	120,405
Net working capital	9,505
Capital assets:	
Land	3,643
Plant & equipment	22,337
Landfill	71,187
Intangibles	34,600
Goodwill	14,898
Future income tax	(23,274)
Asset retirement obligations	(12,491)
	120,405

The operating results of the businesses acquired are consolidated from the closing date of the transaction. The allocation of the purchase price is subject to change, as management obtains further information.

b) On March 1, 2005 the Corporation acquired an oilfield facility in Green Court, Alberta.

The amount of the consideration paid and the fair value of the assets acquired and the liabilities assumed were:

	March 1, 2005
Cash paid in the period	8,015
Cash paid subsequently	623
Total cash consideration	8,638
Plant, equipment, and landfills	7,704
Intangibles	1,000
Asset retirement obligations	(66)
Total	8,638

4) Deferred costs and other assets

Deferred costs and other assets consisted of costs directly related to the acquisition of the shares of PSC Industrial Services Canada Inc. That acquisition closed on January 6, 2006 and is described in Note 3 (a).

5) Long-term Debt

	March 31, 2006	December 31, 2005
Extendible operating term facility	**4,716**	2,369
Extendible term facility	**29,000**	105,000
	33,716	107,369

Effective January 4, 2006, the Corporation secured an amended and restated credit facility which provided for a $35,000 extendible operating term facility, a $165,000 extendible term facility, and a $70,000 non-revolving term facility due in 180 days. The non-revolving term facility was repaid during the first quarter

of 2006. The credit facility is secured principally by a general security agreement over the assets of the Corporation and NISI. Interest on the facilities is subject to certain conditions, and may be charged at a prime based or a Bankers' Acceptance ("BA") based rate, at the option of the Corporation. The operating facility bears interest at the lenders' prime rate plus 0% to 1.0% depending on certain criteria, or at the BA rate plus 1.25% to 2.5%. The extendible term facility and the non-revolving term facility bear interest at the lenders' prime rate plus 0.25% to 1.75%, or at the BA rate plus 1.75% to 3.25% depending on certain criteria. At March 31, 2006 the operating facility bore interest at the lenders' prime rate, or at the BA rate plus 1.25%. The extendible term facility bore interest at the lenders' prime rate plus 0.25%, or at the BA rate plus 1.75%. The operating and the term facilities are subject to an annual review and extension, at the option of the lenders. The next review is scheduled on June 30, 2006. If an extension is not granted, principal repayment of the extendible term facility would commence 15 months after the annual review at the quarterly rate of one-twelfth of the outstanding indebtedness for three quarters and a balloon payment for the balance at the end of the fourth quarter. The operating facility, subject to certain conditions, would be due in full 12 months after the annual review if an extension is not granted.

6) Unitholders' Capital

Authorized capital of the Fund consists of a single class of an unlimited number of trust units.

The following table is a summary of the changes in Unitholders' capital during the period:

(000s)	Units (#)	Amount ($)
Units outstanding as at December 31, 2004	27,294	154,170
Units issued for acquisition	1,168	24,000
Contributed surplus on rights exercised	-	1,109
Rights exercised	257	2,122
Units issued under the DRIP	336	7,360
Units outstanding as at December 31, 2005	29,055	188,761
Units issued	7,000	185,743
Contributed surplus on rights exercised	-	27
Rights exercised	15	160
Units issued under the DRIP	114	3,057
Units outstanding as at March 31, 2006	**36,184**	**377,748**

On March 3, 2006, the Fund issued 7,000,000 units under a bought deal equity financing at a price of $28.00 per unit. Proceeds, net of issuance costs, were $185,743.

The Fund declared distributions of $0.165 per unit for each month of the period. During the three months ended March 31, 2006 $11,343 of cash was distributed to unitholders ($8,913 in the same three month period of 2005).

7) Rights to Acquire Trust Units

(a) Trust Unit Rights Incentive Plan

On January 5, 2006 rights to acquire up to 110,000 units were granted to certain employees of the Corporation and NISI at the market price of $29.15 per unit, and valued on the date of issuance at $2.72 per unit using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.8%; yield of 7.9%; a vesting period of 5 years; and an expected volatility of 24.59%.

During the month of March 2006, directors and employees of the Corporation exercised rights to acquire 15,500 units for $160, pursuant to the Trust Unit Rights Incentive Plan of the Fund.

8) Earnings per Unit

Basic per unit calculations for the three months ended March 31, 2006 and 2005 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights to acquire trust units.

The calculation of dilutive earnings per unit does not include anti-dilutive rights, if any. These rights would not be exercised during the period because their exercise price is higher than the average market price for the period. The inclusion of these rights would cause the diluted earnings per unit to be overstated. The number of excluded rights for the three months ended March 31, 2006 was 110,000 (40,000 for the same period in 2005).

	Three Months Ended March 31	
	2006	2005
Weighted average number of units	**31,291**	27,343
Net additional units if rights exercised	**626**	567
Diluted weighted average number of units	**31,917**	27,910

9) **Reconciliation of Unitholder Distributions Declared and Paid**

The Fund makes monthly distributions to its holders of trust units. Determination of the amount of cash distributions for any period is at the sole discretion of the Board of Trustees of the Fund and is based on certain criteria including financial performance as well as the projected liquidity and capital resource position of the Fund. Distributions are declared to holders of trust units of record on the last business day of each month, and paid on the 15th day of the month following (or if such day is not a business day, the next following business day).

Cash available for growth and distributions is a measure used by management to analyze financial performance and to calculate the amount which is available for distribution to unitholders. Cash available for growth and distributions is calculated as follows:

	Three Months Ended March 31	
	2006	*2005*
Cash provided by operating activities before non-cash working capital and asset retirement costs incurred	**29,189**	15,400
Maintenance capital expenditures	**(1,844)**	(881)
Asset retirement costs	**(202)**	(40)
Net proceeds on sales of fixed assets	**62**	95
Principal repayments	**-**	-
Cash available for growth and distributions	**27,205**	14,574
- per unit - $	**0.87**	0.53
Unitholder distributions declared	**15,576**	10,954
- per unit - $	**0.495**	0.400
Unitholder distributions – paid in cash	**11,343**	8,913
Unitholder distributions – units issued	**3,057**	1,330
- paid in cash – per unit $	**0.360**	0.326
- issued units – per unit $	**0.135**	0.049

Reconciliation of Accumulated Unitholder Distributions for the period ended March 31, 2006:

Balance, December 31, 2004	(62,617)
Unitholder distributions declared and paid in cash or units	(44,808)
Unitholder distributions declared	(4,794)
Balance, December 31, 2005	(112,219)
Unitholder distributions declared and paid in cash or units	(9,606)
Unitholder distributions declared	(5,970)
Balance, March 31, 2006	**(127,795)**

10) **Reconciliation of Asset Retirement Obligations**

The total future asset retirement obligations were estimated by management based on the anticipated costs to abandon and reclaim facilities and wells, and the projected timing of these expenditures. The net present value is estimated to be $19,121 ($5,009 at March 31, 2005). Cash expenditures to fulfill these obligations will be incurred over the next 300 years, with the majority of the costs being incurred in the years 2045 to 2105. The Fund uses a discount rate of 8% and an inflation rate of 2% to calculate the present value of the asset retirement obligations.

	Three Months Ended March 31	
	2006	2005
Asset retirement obligations, beginning of period	**5,468**	4,875
Additional retirement obligations added through acquisitions	**12,490**	66
Costs incurred to fulfill obligations	**(202)**	(40)
Accretion	**333**	108
Asset retirement obligations, end of period	**18,089**	5,009

11) **Transactions with Related Parties**

Bennett Jones LLP provides legal services to the Fund. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to the Fund. The total cost of these legal services during the three month period was $392 ($104 in 2005).

The Corporation provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total amount invoiced by the Fund to Paramount Resources Ltd. during the three month ended March 31, 2006 was $452 ($459 in 2005).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12) **Comparative Figures**

Certain of the prior period's comparative figures have been reclassified to conform to the current period's presentation.

13) Segmented Information

The Fund has three reportable segments. The reportable segments are distinct strategic business units whose operating results are regularly reviewed by the Corporation's executive officers in order to assess financial performance and make resource allocation decisions. The reportable segments have separate operating management and operate in distinct competitive and regulatory environments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile site services in western Canada. Recovered materials are processed into resaleable products. The Central segment, which was established following the acquisition of PSC Canada, provides waste collection and disposal services in central Canada. The accounting policies of the segments are the same as those of the Fund.

For the Three Months Ended March 31 ($000s)

2006	**Oilfield**	**Industrial**	**Central**	**Inter-segment**	**Unallocated[2]**	**Consolidated Total**
External revenue	**64,701**	**21,719**	**18,803**			**105,223**
Inter segment revenue[1]	**305**	**491**	**-**	**(796)**		**-**
Operating expense	**31,021**	**18,683**	**14,489**	**(796)**		**63,397**
Depreciation and accretion	**3,648**	**1,372**	**2,141**		**431**	**7,592**
Net margin	**30,337**	**2,155**	**2,173**		**(431)**	**34,234**
Selling, general and administrative					**9,614**	**9,614**
Interest expense					**2,858**	**2,858**
Operating income	**30,337**	**2,155**	**2,173**		**(12,903)**	**21,762**
Capital expenditures	**7,838**	**1,849**	**112,229**		**2,823**	**124,739**
Goodwill	**34,182**	**1,130**	**14,898**			**50,210**
Total assets	**308,560**	**121,888**	**173,648**		**15,100**	**619,196**

2005	Oilfield	Industrial	Central	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	34,174	14,313	-			48,487
Inter segment revenue[1]	153	20	-	(173)		-
Operating expense	15,542	12,015	-	(173)		27,384
Depreciation and accretion	2,358	1,304	-		746	4,408
Net margin	16,427	1,014	-		(746)	16,695
Selling, general and administrative					5,036	5,036
Interest expense					644	644
Operating income	16,427	1,014	-		(6,426)	11,015
Capital expenditures	9,949	402	-		2,892	13,243
Goodwill	10,782	2,430	-			13,212
Total assets	208,451	108,363	-		17,046	333,860

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.

[2] Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

NEWALTA INCOME FUND QUARTERLY REPORT 2006



Q1 FINANCIAL AND OPERATIONAL HIGHLIGHTS

- Revenue increased 117% to $105.2 million, EBITDA[1] increased 100% to $32.2 million and cash flow increased 90% to $29.2 million.
- Cash available for growth and distributions[1] increased 87% to $27.2 million, or $0.87 per unit. Cash distributed[1] to unitholders represented 42% of cash available for growth and distributions compared to 61% in the first quarter of 2005.
- In light of robust market conditions, the strong profitable growth of the Fund and greater certainty related to the performance of the recent acquisitions, monthly distributions were increased 12% to $0.185 per unit, effective May 2006.
- Oilfield revenue and net margin[1] increased 89% and 85% to $64.7 million and $30.3 million, respectively. Over half of the increase in revenue was attributable to growth capital initiatives related to the expansion of on-site services, satellites and partnerships as well as 2005 acquisitions.
- Industrial revenue and net margin increased 52% and 113% to $21.7 million and $2.2 million, respectively. The continued margin improvement is attributable to the success of management's strategy to capitalize on its network of facilities through expansion of on-site and other mobile services, as well as productivity improvements and increasing asset utilization.
- Central revenue and net margin were $18.8 million and $2.2 million, respectively, in line with management's expectations. Excellent progress was made on integration efforts during the quarter.
- Maintenance capital expenditures were $1.8 million compared to $0.9 million in 2005 and are forecast to remain on budget at $18.0 million. Growth capital and acquisition expenditures were $132.4 million, compared to $12.3 million in 2005. Acquisition investments in the quarter consisted entirely of the acquisition of PSC Canada.
- The balance sheet was substantially strengthened following the $196 million bought deal equity financing which was completed on March 3, 2006. As at March 31, 2006, Newalta had a working capital ratio of 1.64, long-term debt outstanding of $33.7 million and a long-term debt to 12-month trailing EBITDA ratio of 0.35 with $145.6 million of its credit facility unutilized.
- On a trailing 12-month basis, weighted average return on capital[1] was 27%, up from 26% for the year 2005.

FINANCIAL RESULTS AND HIGHLIGHTS

(unaudited) ($000s except per unit data)	Three Months Ended March 31		
	2006	2005	% INCREASE
Revenue	**105,223**	48,487	117
Operating income	**21,762**	11,015	98
Net earnings	**17,388**	9,795	78
Earnings per unit *($)*	**0.56**	0.36	56
Diluted earnings per unit *($)*	**0.54**	0.35	54
EBITDA[1]	**32,212**	16,067	100
Trailing 12 month EBITDA	**95,029**	57,148	66
Cash flow[1]	**29,189**	15,400	90
– per unit – *($)*	**0.93**	0.56	66
Maintenance capital expenditures	**1,844**	881	109
Cash available for growth and distributions[1]	**27,205**	14,574	87
– per unit – *($)*	**0.87**	0.53	64
Distributions declared	**15,576**	10,954	42
– per unit – *($)*	**0.495**	0.400	24
Cash distributed[1]	**11,343**	8,913	27
Growth and acquisition capital expenditures	**132,400**	12,362	971
Weighted average units outstanding	**31,291**	27,343	14
Total units outstanding	**36,184**	27,486	32

[1] These financial measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP"). Non-GAAP financial measures are identified and defined in the attached Management's Discussion and Analysis.

Management's Discussion and Analysis and Newalta's unaudited consolidated financial statements and notes thereto are attached.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2006

Certain statements contained in this document constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund and its other subsidiaries, "Newalta"), or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, market conditions, competition, seasonality, regulation, industry conditions, access to industry and technology, insurance, possible volatility of trust unit price, debt service, future capital needs and availability of funds to finance expansion of services, market coverage, fluctuations in commodity prices, fluctuations in fuel costs, acquisition strategy, liabilities associated with acquisitions, integration of acquired businesses, dependence of Newalta on senior management, dealings with labour unions, the nature of the trust units, unlimited liability of unitholders, income tax treatment of Newalta, the mutual fund trust status of Newalta, government budget proposals and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Furthermore, the forward-looking statements contained in this document are made as of the date of this document and the forward-looking statements in this document are expressly qualified by this cautionary statement. Unless otherwise required by law, Newalta does not intend, or assume any obligation, to update these forward-looking statements.

This Management's Discussion and Analysis contains references to certain financial measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and may not be comparable to similar measures presented by other funds or entities. These financial measures are identified and defined below:

"EBITDA" is a measure of the Fund's operating profitability. EBITDA provides an indication of the results generated by the Fund's principal business activities prior to how these activities are financed, assets are amortized, or how the results are taxed in various jurisdictions. EBITDA is calculated from the consolidated statements of operations and accumulated earnings and is defined as revenue

less operating and selling, general and administrative expenses.

"Cash flow" is used to assist management and investors in analyzing operating performance and leverage. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Cash flow is calculated from the consolidated statements of cash flows and is defined as cash provided by operating activities before changes in non-cash working capital and asset retirement costs.

"Cash available for growth and distributions" is used by management to supplement cash flow as a measure of operating performance and leverage. The objective of this measure is to calculate the amount which is available for distribution to unitholders. Cash available for growth and distributions is defined as cash flow less maintenance capital expenditures, principal repayments, asset retirement costs and deferred costs incurred plus net proceeds on sales of fixed assets.

"Cash distributed" is provided to assist management and investors in determining the actual cash outflow to unitholders in each period and is used to analyze liquidity. Cash distributed is defined as distributions declared for the period plus opening distributions payable, less ending distributions payable and distributions reinvested by unitholders under the DRIP during the period.

"Net margin" is used by management to analyze divisional operating performance. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and depreciation and accretion expenses.

"Return on capital" is used by management to analyze the operating performance of the company's investments in capital assets, intangibles and goodwill. Return on capital is calculated by dividing EBITDA, excluding reorganization costs, by the average net book value of capital assets, intangibles and goodwill.

"Return on equity" is used by management to analyze the profitability generated from the funds provided by unitholders. Return on equity is calculated by dividing net earnings, excluding reorganization costs, by the average unitholder's equity.

References to EBITDA, cash flow, cash available for growth and distributions, cash distributed, net margin, return on capital and return on equity throughout this document have the meanings set out above.

The following discussion and analysis should be read in conjunction with (i) the consolidated financial statements of the Fund and the notes thereto for the three months ended March 31, 2006, (ii) the consolidated financial statements of the Fund and notes thereto and Management's Discussion and Analysis of the Fund for the year ended December 31, 2005, *(iii) the most recently filed Annual Information* Form of the Fund and (iv) the consolidated interim financial statements of the Fund and the notes thereto and Management's Discussion and Analysis for the quarter ended March 31, 2005.

Information for the three months ended March 31, 2006, along with comparative information for 2005, is provided.

This Management's Discussion and Analysis is dated May 10, 2006 and takes into consideration information available up to that date.

OVERALL PERFORMANCE

During the first quarter, Newalta generated strong performance in all three divisions, achieving growth in revenue of 117% and a 90% improvement in cash flow. Improvements in the productivity of current operations as well as the results from growth capital investments and acquisitions, have contributed to the overall improvement to return on capital. In the quarter we continued to strengthen the organization and through a $196 million equity offering, we substantially improved our balance sheet. The productivity of our current business continues to improve as the Industrial division ("Industrial"), for the fourth consecutive quarter, achieved net margin growth in excess of revenue growth. The Oilfield division ("Oilfield") generated an 89% increase in revenue and an 85% increase in net margin, led by growth in the emerging on-site and drill-site services. Results in the Central division ("Central") were strong, activity levels were improved over last year and excellent progress was made on a broad range of integration initiatives. Newalta is firmly positioned to continue to deliver dynamic growth across multiple platforms.

Summary of accomplishments completed during the first quarter include:

- On January 6, 2006, Newalta successfully completed the acquisition of PSC Industrial Services Canada Inc. ("PSC Canada") for $120.4 million including acquisition costs and working capital adjustments. PSC Canada, which formed the Central division, represents a strategic entry vehicle into the Ontario market.
- Subsequent to the completion of the PSC Canada acquisition, Newalta issued 7.0 million trust units at $28.00 per trust unit to raise gross proceeds of $196 million on a bought-deal basis. The $185.7 million net proceeds from the offering were used to repay the 180-day $70 million term facility specifically used for the purchase of PSC Canada, and the remainder was used to pay down outstanding indebtedness under the extendible term facilities. This has substantially strengthened the balance sheet and positions Newalta to continue to aggressively pursue growth opportunities in the coming year. As at March 31, 2006, Newalta had $33.7 million of long term debt outstanding, $145.6 million of unutilized debt capacity, a working capital ratio of 1.64 and a long-term debt to 12-month trailing EBITDA ratio of 0.35.
- A total of $105 million was invested in growth projects and acquisitions in 2005. In 2006, we have committed total growth capital investments of $220 million, including the PSC Canada acquisition in January and $100 million of growth capital. This represents a total of $325 million in capital investments which will drive continued growth this year and into 2007. The weighted average return on capital on a trailing twelve-month basis is 27%. Investments and acquisitions completed over the past 12 months are delivering very strong returns.

RESULTS OF OPERATIONS

Growth momentum was continued from 2005 as revenue increased 117% to $105.2 million and EBITDA increased 100% to $32.2 million. Operating expenses, as a percentage of revenue, increased to 60% in the quarter, compared to 56% in 2005 which is attributable to the change in business mix from recent acquisitions. Selling, general and administrative ("SG&A") costs were reduced to 9% of revenue compared to 10% in the same quarter of 2005. The overall result was an increase of 90% in cash flow to $29.2 million compared to $15.4 million in 2005.

Cash available for growth and distributions increased 87% to $27.2 million, or $0.87 per unit, compared to $14.6 million, or $0.53 per unit, in 2005.

Cash distributed, as a percentage of cash available for growth and distributions was 42% compared to 61% in 2005. Distributions were increased twice during 2005, from $0.125 to $0.15 per unit in March and again in November from $0.15 to $0.165 per unit. Notwithstanding the 32% increase to monthly distributions in 2005, the proportion of cash distributed to investors continues to decrease and the proportion retained for growth has increased significantly providing improved stability and security of distributions. In recognition of strong market conditions, continuing strong financial performance and increased clarity on the returns of recent acquisitions, distributions have been increased by an additional 12% to $0.185 per month, effective May 2006, or to $2.22 annually.

OILFIELD

In the quarter, approximately 40% of the revenue from Oilfield was generated from the fees charged for the treatment and processing of various oilfield waste materials and approximately 9% from the sale of recovered crude oil. The balance of revenue is derived from Oilfield's diverse portfolio of services. Revenue is impacted by oilfield activity levels which are driven mainly by commodity prices. An increase of Cdn $1.50 in WTI is estimated to positively impact net margin by approximately $0.5 million.

Oilfield revenue increased 89% to $64.7 million, from $34.2 million in 2005, and net margin increased 85% to $30.3 million, from $16.4 million in 2005. Oilfield accounted for approximately 50% of Newalta's total assets and generated 61% of Newalta's revenue and 88% of Newalta's combined divisional net margin in the first quarter. Net margin declined to 47% of revenue from 48% for the same period last year due to changes in business mix as a result of recent acquisitions. Of the $30.5 million in incremental revenue, 54% was associated with growth in the emerging on-site and drill-site services, largely attributable to the acquisition of the assets of GLP Group Inc. ("GLP") and 2005 growth capital investments in additional centrifuges and drill cuttings management systems. The remaining revenue growth was attributable to strong activity levels and demand for services which led to significant increases in waste processing volumes, particularly in areas of heavy crude oil production.

Crude oil sales increased $1.3 million to $5.5 million, representing 4% of total revenue growth on a stand-alone basis. The total volume of crude oil recovered was 436,850 barrels compared to 319,150 barrels in 2005, a 37% increase. The volume of crude oil sold to Newalta's account was 102,675 barrels compared to 83,350 barrels in 2005, a 23% increase. The price per barrel sold for the quarter increased by 6% to an average price of Cdn $53.69 per barrel compared to an average price of Cdn $50.73 per barrel in 2005.

Capital expenditures were $7.8 million compared to $9.9 million in 2005. Growth capital expenditures of $7.1 million, compared to $1.5 million in 2005, consisted primarily of productivity improvements at several facilities, drill-site waste management units and the addition of centrifuges. Maintenance capital expenditures were $0.7 million compared to $0.5 million in 2005.

The outlook for Oilfield in 2006 remains very positive. The expansion of on-site services, satellites and drill-site services combined with robust market conditions are expected to drive strong results for the remainder of the year.

INDUSTRIAL

Industrial collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile on-site services throughout western Canada. Recovered materials are processed into resaleable products, including base oils, refinery feedstocks, industrial fuels and carrier fluids, such as drilling oil.

Industrial's performance is impacted by the general state of the economy in western Canada, as well as commodity prices and economic conditions related to the oil and gas, mining and forestry industries. The automotive market into which resaleable products are sold is generally a stable market as the volume of products, such as lube oil, is reasonably consistent year over year.

Revenue in the first quarter increased 52% to $21.7 million compared to $14.3 million in the prior year. Net margin increased 113% to $2.2 million compared to $1.0 million in 2005. As a percentage of revenue, net margin improved to 10% from 7%, compared to 2005. Industrial accounted for 20% of Newalta's total assets and generated 21% of Newalta's total revenue and 6% of Newalta's combined divisional net margin in the first quarter.

Management has taken steps over the past two years to drive improved profitability and increased returns on investments. The productivity and efficiency of the operations has improved, pricing has been adjusted and services which capitalize on the facility network and infrastructure have been expanded.

In the first quarter, on-site project revenue was almost five times higher than last year and total transport revenue was more than double. Oil recycling revenue was up 23% to $7.4 million from $6.0 million in 2005, due to increased collection and product volumes, increased product pricing and reduced facility downtime. Wastewater volumes were 60% higher in the quarter and wastewater prices were up 23% compared to last year. Approximately 38% of the division's revenue was derived from product sales compared to 45% last year as revenues derived from on-site services, transport and processing fees grew by 74%.

Capital expenditures were $1.8 million compared to $0.4 million in 2005. Growth capital expenditures of $1.1 million, compared to $0.2 million in 2005, consisted primarily of productivity improvements at several facilities and centrifugation technology. Maintenance capital expenditures were $0.7 million compared to $0.2 million in 2005.

Industrial is expected to deliver improved returns as additional productivity gains are realized and services are expanded. The division is well-positioned to exploit the competitive advantages of a high quality facility network and infrastructure coupled with a broad service offering.

CENTRAL

Central provides industrial waste management and other environmental services to markets located primarily in Ontario through its integrated network.

Central's financial performance was consistent with management's expectations with revenues of $18.8 million and a net margin of $2.2 million. The first quarter is typically the division's weakest quarter as cold weather restricts on-site work as well as the transportation of aqueous wastes. Overall in the quarter, pricing was relatively flat compared to 2005 while landfill volumes were up 3% and service centre volumes improved 8%. Vehicle utilization improved from 57% in 2005 to 65% in 2006.

During the quarter, excellent progress was made on the integration of the business and the strengthening of the organization to support future growth. Contacts with regulators, customers, suppliers and neighbours were completed and the policies and procedures in risk management, environmental, health and safety, finance, human resources and engineering were harmonized with Newalta practices. In addition, a three year capital plan was developed for each facility and the 2006 capital plan was accelerated. An organization plan was developed and management was added in the quarter with recruiting underway for a number of additional positions. Management remains confident that integration activities will be completed

this summer, including management additions to position the division for sustained dynamic growth.

Capital expenditures in the quarter were $1.3 million, consisting of $0.2 million of maintenance capital and $1.1 million in growth capital spending.

CORPORATE AND OTHER

SG&A costs in the first quarter were reduced to 9% of revenue compared to 10% in 2005 and were in line with our objective of maintaining SG&A costs at 10% or less of revenue. SG&A costs increased $4.6 million to $9.6 million compared to $5.0 million in 2005, due primarily to acquired SG&A from the PSC Canada and GLP acquisitions as well as staff additions to strengthen Newalta's organization.

Depreciation, amortization and accretion increased $3.2 million, or 72%, to $7.6 million compared to $4.4 million last year. Increased depreciation was attributable to recent acquisitions and growth capital expenditures. As a percentage of revenue, depreciation, amortization and accretion were 7% compared to 9% in 2005. The decrease, as a percentage of revenue, is attributable to recent acquisitions.

Interest expense increased $2.3 million to $2.9 million compared to $0.6 million last year. The increase was the result of higher average debt levels in the first quarter of 2006 compared to 2005. The increase in long-term debt was attributable to growth capital and acquisition expenditures funded from the credit facility.

Current tax expense increased by $0.2 million to $0.4 million compared to $0.2 million in 2005. Current tax expense was related to large corporation taxes and provincial capital taxes. Based on projected levels of capital spending, anticipated earnings and the recently completed equity financing, the Fund is not expected to pay cash taxes until 2007 at the earliest, with the exception of large corporate and provincial capital taxes. Future income tax increased by $2.9 million to $4.0 million compared to $1.1 million in 2005. The increase was directly attributable to the increase in earnings.

Operating income increased by 98% to $21.8 million from $11.0 million in the first quarter of last year. As a percent of revenue, operating income was 21% compared to 23% in 2005. The decrease was attributable to higher interest expense and changes in the business mix due to recent acquisitions.

Net earnings increased 78% to $17.4 million compared to $9.8 million in 2005. Diluted earnings per unit were $0.54 per unit compared to $0.35 in 2005, an increase of 54%.

As at May 11, 2006, the Fund had 36,207,986 units outstanding and outstanding rights to acquire up to 1,596,400 units.

File No. 82-34834

SUMMARY OF QUARTERLY RESULTS

($000s except per unit data) (unaudited)	2006 Q1	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2
Revenue	**105,223**	86,663	65,900	47,036	48,487	49,339	45,990	40,449
Operating income	**21,762**	18,862	17,894	8,674	11,015	8,941	11,447	8,095
Net earnings	**17,388**	14,445	14,394	8,344	9,795	8,364	10,088	7,880
Earnings per unit ($)	**0.56**	0.51	0.52	0.30	0.36	0.31	0.37	0.29
Diluted earnings per unit ($)	**0.54**	0.50	0.51	0.30	0.35	0.30	0.36	0.28
Weighted average units – basic	**31,291**	28,597	27,716	27,574	27,343	27,265	27,244	27,147
Weighted average units – diluted	**31,917**	29,066	28,190	28,028	27,910	27,866	27,756	27,608

Quarterly performance is affected by, among other things, weather conditions, commodity prices, market demand and capital investments as well as acquisitions. The ability to transport waste is dependent on weather conditions. During the winter months, the ability to provide various on-site services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for Industrial and Central. For Oilfield, frozen ground during the winter months tends to provide an optimal environment for drilling activities and consequently, the first quarter is typically strong for Oilfield. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Newalta's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for all divisions due to favorable weather conditions and market cyclicality. Changes in commodity prices and industry activity in which Newalta operates throughout the year will also impact quarterly performance. Similarly, acquisitions and growth capital investments completed in the first half will tend to strengthen second half financial performance. First quarter revenue can range from 20% to 26% of year-end revenue and typically averages approximately 24%. Second quarter revenue averages approximately 22% of year-end revenue and can range from 20% to 23%. Third quarter revenue can range from 26% to 31% and averages approximately 27% of year-end totals. Fourth quarter revenue averages approximately 27% and can range from 24% to 30%. In 2005, quarterly revenue as a percentage of total year-end revenue was 20% in the first quarter, 19% in the second quarter, 27% in the third quarter and 34% in the fourth quarter.

Cash available for growth and distributions is directly impacted by maintenance capital expenditures, which are not incurred evenly throughout the year. For 2006, maintenance capital expenditures are expected to be incurred at approximately 10% in the first quarter, 30% in the second quarter, 40% in the third quarter and 20% in the fourth quarter.

Quarterly financial results have been prepared by management in accordance with Canadian GAAP as set out in the annual audited consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow increased 90% to $29.2 million, or $0.93 per unit, compared to $15.4 million, or $0.56 per unit, in 2005. The increase in cash flow was due to the strong financial performance achieved in all divisions.

In the first quarter, $15.9 million of cash available for growth and distributions was generated in excess of cash distributed, calculated as follows:

($000s)	**2006**	%	2005	%
Cash flow	**29,189**	**100.0**	15,400	100.0
Maintenance capital	**(1,844)**	**(6.3)**	(881)	(5.7)
Asset retirement costs incurred	**(202)**	**(0.7)**	(40)	(0.3)
Proceeds on sale of capital assets	**62**	**0.2**	95	0.6
Principal repayments	**—**	**—**	—	—
Cash available for growth and distributions	**27,205**	**93.2**	14,574	94.6
Cash distributed	**(11,343)**	**(38.9)**	(8,913)	(57.9)
Excess cash	**15,862**	**54.3**	5,661	36.7

In 2005, monthly distributions were increased twice from $0.125 to $0.150 in March and to $0.165 in November, a total increase of 32%. The growth in the cash flow generated by the Fund has consistently exceeded the declared distributions. In the first quarter of 2006, the cash available for growth and distributions grew 87% from $14.6 million in 2005 to $27.2 million in 2006. On a per unit basis, cash available for growth and distribution increased to $0.87 from $0.53 last year. Cash distributed to unit holders in the recent quarter was 42% of the cash available for growth and distribution compared to 61% last year.

In light of the strong profitable growth of Newalta, robust market conditions and the performance of the recent acquisitions, monthly distributions have been increased 12% to $0.185, effective May 2006, or $2.22 annually.

Total capital expenditures for the first quarter are summarized as follows:

($000s)	**2006**	2005
Growth capital	**11,995**	4,347
Acquisitions	**120,405**	8,015
Total growth capital and acquisitions	**132,400**	12,362
Maintenance capital	**1,844**	881
Total acquisitions and capital expenditures	**134,244**	13,243

A total of $12.0 million was invested on internal growth projects in the quarter compared to $4.3 million in 2005. Growth capital expenditures consisted primarily of productivity improvements at several facilities, drill-site waste management units, the addition of centrifuges and investments in information technology and infrastructure. A total of $100 million in growth capital investments has been budgeted for 2006. The 2006 growth capital program includes $12.5 million in corporate investments that primarily relate to a new information technology system being implemented to support the continued growth of the Fund. The remaining $87.5 million will be invested in facilities and equipment to expand services, improve productivity and enhance market coverage in Oilfield, Industrial and Central.

Maintenance capital expenditures in the first quarter were $1.8 million compared to $0.9 million in 2005. Management has budgeted and expects to spend a total of $18 million in maintenance capital in 2006. Maintenance capital is funded from cash flow.

Also in the first quarter, Newalta completed the largest acquisition in its history, acquiring the shares of PSC Canada for $120.4 million including acquisition costs and working capital adjustments. PSC Canada provides industrial waste management and other environmental services to markets located primarily in Ontario through its integrated network. The

acquired operation is a fully independent business that has delivered consistent, stable and profitable performance and includes 530 people and an integrated network of nine facilities serving approximately 1,400 customers representing a broad range of national and international companies.

To fund the PSC Canada acquisition, an amended credit facility agreement was completed on January 4, 2006 which provided for a $35 million extendible operating term facility to fund working capital, a $165 million extendible term facility to fund growth capital, acquisition expenditures and financial security requirements and a $70 million non-revolving 180-day term facility.

On March 3, 2006, Newalta issued 7.0 million trust units at $28.00 per unit to raise gross proceeds of $196 million on a bought-deal basis. The net proceeds from the offering of $185.7 million were used to repay the non-revolving 180-day term facility and pay down outstanding indebtedness under the extendible term facilities. At March 31, 2006, the unutilized capacity on the revolving extendible term facilities was $145.6 million. Unutilized credit facility plus the undistributed cash available for growth and distributions will fund future growth capital investments and acquisitions, including the 2006 capital budget of $118 million.

The operating and the term facilities are subject to an annual review and extension. The next review is scheduled on June 30, 2006 and an extension is anticipated. However, if an extension is not granted, principal repayments would not begin until May 2007 on the extendible operating term facility and August 2007 on the extendible term facility.

Letters of credit provided as financial security to third parties totaled $20.7 million at March 31, 2006.

Newalta is restricted from declaring distributions and distributing cash if the Corporation is in breach of the covenants under its credit facility. Current financial performance is well in excess of the debt covenants under the credit facility. At March 31, 2006, Newalta had a long-term debt to EBITDA ratio of 0.35 and a working capital ratio of 1.64. Newalta does not have a stability rating.

At March 31, 2006, Newalta had working capital of $38.6 million compared to $27.3 million at December 31, 2005. The increase in working capital is primarily the result of the significant growth in the business. At current activity levels, working capital of $38.6 million is expected to be sufficient to meet the ongoing commitments and operational requirements of the business. The credit risks associated with accounts receivable are viewed as normal for the industry.

The Distribution Reinvestment Plan (the "DRIP") provides eligible holders of trust units of the Fund with the opportunity to reinvest their monthly cash distributions to acquire additional trust units at a net purchase price equal to 95% of the average market price as defined in the DRIP. During the first quarter, a total of $3.1 million was reinvested by unitholders under the DRIP, representing an average participation rate of approximately 21%, resulting in Newalta issuing 113,653 trust units. Participation in the DRIP was an average of 11.5% during the months of April and May 2006.

During the interim period ended March 31, 2006, there has been no material changes to the specified contractual obligations as set forth in the Management's Discussion and Analysis for the year ended December 31, 2005, with the exception of a repayment of $185.7 million on the outstanding credit facility.

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to Newalta. The total amount of these legal services in the first quarter of 2006 was $392 thousand ($104 thousand in 2005).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to Paramount Resources Ltd. for the three months ended March 31, 2006 was $452 thousand ($459 thousand in 2005).

These transactions were in the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

BUSINESS RISKS

The business of Newalta is subject to certain risks and uncertainties. Prior to making any investment decision regarding Newalta investors should carefully consider, among other things, the risks described herein (including the risks and uncertainties listed in the first paragraph of this Management's Discussion and Analysis) and the risk factors set forth in the most recently filed Annual Information Form of the Fund. These risk factors are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form may be obtained, on request without charge, from Newalta Corporation at Suite 1200, 333 — 11th Avenue S.W., Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates with regard to the reported amounts of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities and wells and the projected timing of the costs to be incurred in future periods. Management, in consultation with Newalta's engineers, estimates these costs based on current regulations, costs, technology and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life.

GOODWILL

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data.

DEPRECIATION AND AMORTIZATION

Depreciation of the Fund's capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Fund's plant and equipment.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form of the Fund may be obtained from Newalta Corporation at Suite 1200, 333 — 11th Avenue S.W., Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348.

CONSOLIDATED BALANCE SHEETS

($000s) (unaudited)	**March 31, 2006**	December 31, 2005
ASSETS		
Current assets		
Accounts receivable	**86,302**	71,305
Inventories	**8,961**	8,478
Prepaid expenses	**2,337**	2,211
Future income tax	**834**	834
	98,434	82,828
Capital assets	**429,116**	324,946
Intangibles	**40,145**	6,030
Notes receivable	**1,291**	1,355
Goodwill (Note 3)	**50,210**	35,312
Deferred costs and other assets (Note 4)	**—**	7,175
	619,196	457,646
LIABILITIES		
Current liabilities		
Accounts payable	**53,892**	50,732
Distributions payable (Note 9)	**5,970**	4,794
	59,862	55,526
Long-term debt (Note 5)	**33,716**	107,369
Future income taxes	**74,462**	47,179
Asset retirement obligations (Note 10)	**18,089**	5,468
	186,129	215,542
UNITHOLDERS' EQUITY		
Unitholders' capital (Note 6)	**377,748**	188,761
Contributed surplus	**1,281**	1,117
Accumulated earnings	**181,833**	164,445
Accumulated cash distributions (Note 9)	**(127,795)**	(112,219)
	433,067	242,104
	619,196	457,646

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

($000s except per unit data) (unaudited)	*For the Three Months Ended March 31* **2006**	2005
Revenue	**105,223**	48,487
Expenses		
Operating	**63,397**	27,384
Selling, general and administrative	**9,614**	5,036
Interest	**2,858**	644
Depreciation, amortization, and accretion	**7,592**	4,408
	83,461	37,472
Operating income	**21,762**	11,015
Provision for income taxes		
Current	**366**	150
Future	**4,008**	1,070
	4,374	1,220
Net earnings	**17,388**	9,795
Accumulated earnings, beginning of period	**164,445**	117,467
Accumulated earnings, end of period	**181,833**	127,262
Earnings per unit (Note 8)	**$ 0.56**	$ 0.36
Diluted earnings per unit (Note 8)	**$ 0.54**	$ 0.35

CONSOLIDATED STATEMENTS OF CASH FLOWS

($000s) (unaudited)	For the Three Months Ended March 31 **2006**	2005
Net inflow of cash related to the following activities:		
OPERATING ACTIVITIES		
Net earnings	**17,388**	9,795
Items not requiring cash:		
Depreciation, amortization, and accretion	**7,592**	4,408
Future income taxes	**4,008**	1,070
Amortization of lease inducements	**11**	—
Unit compensation expense	**190**	127
	29,189	15,400
Increase in non-cash working capital	**(399)**	(1,036)
Asset retirement costs incurred	**(202)**	(40)
	28,588	14,324
INVESTING ACTIVITIES		
Additions to capital assets	**(13,839)**	(5,228)
Net proceeds on sale of capital assets	**62**	95
Acquisitions (Note 3)	**(113,230)**	(8,015)
Increase in non-cash working capital	**(2,553)**	(4,286)
	(129,560)	(17,434)
FINANCING ACTIVITIES		
Issuance of units	**185,903**	1,002
Increase (decrease) in long-term debt	**(73,652)**	11,021
Decrease in notes receivable	**64**	—
Distributions to unitholders	**(11,343)**	(8,913)
	100,972	3,110
Net cash inflow	**—**	—
Cash – beginning of period	**—**	—
Cash – end of period	**—**	—
Supplemental information:		
Interest paid	**2,464**	657
Income taxes paid	**3,897**	148

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005
($000S EXCEPT PER UNIT DATA) (UNAUDITED)

Newalta Income Fund (the "Fund") is a Canadian mutual fund trust engaged, through its wholly-owned operating subsidiaries Newalta Corporation (the "Corporation") and Newalta Industrial Services Inc. ("NISI"), in adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With an integrated network of facilities, Newalta provides waste management solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation services.

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of the Fund and its wholly-owned subsidiaries have been prepared by management in accordance with Canadian generally accepted accounting principles. Certain information and disclosures normally required to be included in the notes to the audited annual financial statements have been omitted or condensed. The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2005. These interim financial statements and the notes thereto should be read in conjunction with the consolidated financial statements of the Fund for the year ended December 31, 2005 as contained in the Annual Report for fiscal 2005.

Accounting measurements at interim dates inherently involve reliance on estimates and the results of operations for the interim periods shown in these financial statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated results of the Fund's operations and cash flows for the periods ended March 31, 2006 and 2005.

2) SEASONALITY OF OPERATIONS

The ability to transport waste is dependent on weather conditions. During the winter months the ability to provide various on-site services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for the Industrial and Central segments. For the Oilfield segment, frozen ground during the winter months tends to provide an optimal environment for drilling activities and the first quarter is typically strong for Oilfield. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Oilfield's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for all segments due to favourable weather conditions and market cyclicality. First quarter revenue ranges from 20% to 26% of year-end revenue and averaged approximately 20% in 2005. Second quarter revenue averaged approximately 19% of year-end revenue in 2005 and typically ranges from 20% to 23%. Third quarter revenue ranges from 26% to 31% and averaged approximately 27% of year-end revenue in 2005. Fourth quarter revenue averaged approximately 34% of year-end revenue in 2005 and ranges from 24% to 30%.

3) ACQUISITIONS

a) On January 5, 2006 the Fund, through a wholly owned subsidiary, closed the acquisition of all the

shares of PSC Industrial Services Canada Inc ("PSC Canada"). PSC Canada is engaged in the business of collecting and disposing of industrial waste material in southern Ontario. The acquired operations were set up as a separate division of Newalta, as described in Note 13. The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed were:

Deferred costs – paid in 2005	**7,175**
Cash paid in 2006	**113,230**
Total cash consideration	**120,405**
Net working capital	**9,505**
Capital assets:	
Land	**3,643**
Plant & equipment	**22,337**
Landfill	**71,187**
Intangibles	**34,600**
Goodwill	**14,898**
Future income tax	**(23,274)**
Asset retirement obligations	**(12,491)**
	120,405

The operating results of the businesses acquired are consolidated from the closing date of the transaction. The allocation of the purchase price is subject to change, as management obtains further information.

b) On March 1, 2005 the Corporation acquired an oilfield facility in Green Court, Alberta.

The amount of the consideration paid and the fair value of the assets acquired and the liabilities assumed were:

	MARCH 1, 2005
Cash paid in the period	**8,015**
Cash paid subsequently	**623**
Total cash consideration	**8,638**
Plant, equipment, and landfills	**7,704**
Intangibles	**1,000**
Asset retirement obligations	**(66)**
Total	**8,638**

4) DEFERRED COSTS AND OTHER ASSETS

Deferred costs and other assets consisted of costs directly related to the acquisition of the shares of PSC Industrial Services Canada Inc. That acquisition closed on January 6, 2006 and is described in Note 3(a).

5) LONG-TERM DEBT

	MARCH 31, 2006	DECEMBER 31, 2005
Extendible operating term facility	**4,716**	2,369
Extendible term facility	**29,000**	105,000
	33,716	107,369

Effective January 4, 2006, the Corporation secured an amended and restated credit facility which provided for a $35,000 extendible operating term facility, a $165,000 extendible term facility, and a $70,000 non-revolving term facility due in 180 days. The non-revolving term facility was repaid during the first quarter of 2006. The credit facility is secured principally by a general security agreement over the assets of the Corporation and NISI. Interest on the facilities is subject to certain conditions, and may be charged at a prime based or a Bankers' Acceptance ("BA") based rate, at the option of the Corporation. The operating facility bears interest at the lenders' prime rate plus 0% to 1.0% depending on certain criteria, or at the BA rate plus 1.25% to 2.5%. The extendible term facility and the non-revolving term facility bear interest at the lenders' prime rate plus 0.25% to 1.75%, or at the BA rate plus 1.75% to 3.25% depending on certain criteria. At March 31, 2006 the operating facility bore interest at the lenders' prime rate, or at the BA rate plus 1.25%. The extendible term facility bore interest at the lenders' prime rate plus 0.25%, or at the BA rate plus 1.75%. The operating and the term facilities are subject to an annual review and extension, at the option of the lenders. The next review is scheduled on June 30, 2006. If an extension is not granted, principal repayment of the extendible term facility would

commence 15 months after the annual review at the quarterly rate of one-twelfth of the outstanding indebtedness for three quarters and a balloon payment for the balance at the end of the fourth quarter. The operating facility, subject to certain conditions, would be due in full 12 months after the annual review if an extension is not granted.

6) UNITHOLDERS' CAPITAL

Authorized capital of the Fund consists of a single class of an unlimited number of trust units.

The following table is a summary of the changes in Unitholders' capital during the period:

(000s)	UNITS (#)	AMOUNT ($)
Units outstanding as at December 31, 2004	27,294	154,170
Units issued for acquisition	1,168	24,000
Contributed surplus on rights exercised	—	1,109
Rights exercised	257	2,122
Units issued under the DRIP	336	7,360
Units outstanding as at December 31, 2005	29,055	188,761
Units issued	7,000	185,743
Contributed surplus on rights exercised	—	27
Rights exercised	15	160
Units issued under the DRIP	114	3,057
Units outstanding as at March 31, 2006	**36,184**	**377,748**

On March 3, 2006, the Fund issued 7,000,000 units under a bought deal equity financing at a price of $28.00 per unit. Proceeds, net of issuance costs, were $185,743.

The Fund declared distributions of $0.165 per unit for each month of the period. During the three months ended March 31, 2006 $11,343 of cash was distributed to unitholders ($8,913 in the same three month period of 2005).

7) RIGHTS TO ACQUIRE TRUST UNITS

(a) Trust Unit Rights Incentive Plan

On January 5, 2006 rights to acquire up to 110,000 units were granted to certain employees of the Corporation and NISI at the market price of $29.15 per unit, and valued on the date of issuance at $2.72 per unit using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.8%; yield of 7.9%; a vesting period of 5 years; and an expected volatility of 24.59%.

During the month of March 2006, directors and employees of the Corporation exercised rights to acquire 15,500 units for $160, pursuant to the Trust Unit Rights Incentive Plan of the Fund.

8) EARNINGS PER UNIT

Basic per unit calculations for the three months ended March 31, 2006 and 2005 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights to acquire trust units.

The calculation of dilutive earnings per unit does not include anti-dilutive rights, if any. These rights would not be exercised during the period because their exercise price is higher than the average market price for the period. The inclusion of these rights would cause the diluted earnings per unit to be overstated. The number of excluded rights for the three months ended March 31, 2006 was 110,000 (40,000 for the same period in 2005).

	Three Months Ended March 31	
	2006	2005
Weighted average number of units	**31,291**	27,343
Net additional units if rights exercised	**626**	567
Diluted weighted average number of units	**31,917**	27,910

9) RECONCILIATION OF UNITHOLDER DISTRIBUTIONS DECLARED AND PAID

The Fund makes monthly distributions to its holders of trust units. Determination of the amount of cash distributions for any period is at the sole discretion of the Board of Trustees of the Fund and is based on certain criteria including financial performance as well as the projected liquidity and capital resource position of the Fund. Distributions are declared to holders of trust units of record on the last business day of each month, and paid on the 15th day of the month following (or if such day is not a business day, the next following business day).

Cash available for growth and distributions is a measure used by management to analyze financial performance and to calculate the amount which is available for distribution to unitholders. Cash available for growth and distributions is calculated as follows:

	Three Months Ended March 31	
	2006	2005
Cash provided by operating activities before non-cash working capital and asset retirement costs incurred	**29,189**	15,400
Maintenance capital expenditures	**(1,844)**	(881)
Asset retirement costs	**(202)**	(40)
Net proceeds on sales of fixed assets	**62**	95
Principal repayments	**—**	—
Cash available for growth and distributions	**27,205**	14,574
– per unit – $	**0.87**	0.53
Unitholder distributions declared	**15,576**	10,954
– per unit – $	**0.495**	0.400
Unitholder distributions – paid in cash	**11,343**	8,913
Unitholder distributions – units issued	**3,057**	1,330
– paid in cash – per unit $	**0.360**	0.326
– issued units – per unit $	**0.135**	0.049

RECONCILIATION OF ACCUMULATED UNITHOLDER DISTRIBUTIONS FOR THE PERIOD ENDED MARCH 31, 2006:

Balance, December 31, 2004	(62,617)
Unitholder distributions declared and paid in cash or units	(44,808)
Unitholder distributions declared	(4,794)
Balance, December 31, 2005	(112,219)
Unitholder distributions declared and paid in cash or units	(9,606)
Unitholder distributions declared	(5,970)
Balance, March 31, 2006	**(127,795)**

10) RECONCILIATION OF ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on the anticipated costs to abandon and reclaim facilities and wells, and the projected timing of these expenditures. The net present value is estimated to be $19,121 ($5,009 at March 31, 2005). Cash expenditures to fulfill these obligations will be incurred over the next 300 years, with the majority of the costs being incurred in the years 2045 to 2105. The Fund uses a discount rate of 8% and an inflation rate of 2% to calculate the present value of the asset retirement obligations.

	Three Months Ended March 31	
	2006	2005
Asset retirement obligations, beginning of period	**5,468**	4,875
Additional retirement obligations added through acquisitions	**12,490**	66
Costs incurred to fulfill obligations	**(202)**	(40)
Accretion	**333**	108
Asset retirement obligations, end of period	**18,089**	5,009

11) TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to the Fund. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to the Fund. The total cost of these legal services during the three month period was $392 ($104 in 2005).

The Corporation provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total amount invoiced by the Fund to Paramount Resources Ltd. during the three month ended March 31, 2006 was $452 ($459 in 2005).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12) COMPARATIVE FIGURES

Certain of the prior period's comparative figures have been reclassified to conform to the current period's presentation.

13) SEGMENTED INFORMATION

The Fund has three reportable segments. The reportable segments are distinct strategic business units whose operating results are regularly reviewed by the Corporation's executive officers in order to assess financial performance and make resource allocation decisions. The reportable segments have separate operating management and operate in distinct competitive and regulatory environments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile site services in western Canada. Recovered materials are processed into resaleable products. The Central segment, which was established following the acquisition of PSC Canada, provides waste collection and disposal services in central Canada. The accounting policies of the segments are the same as those of the Fund.

For the Three Months Ended March 31 ($000s)

2006	Oilfield	Industrial	Central	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	64,701	21,719	18,803			105,223
Inter segment revenue[1]	305	491	—	(796)		—
Operating expense	31,021	18,683	14,489	(796)		63,397
Depreciation and accretion	3,648	1,372	2,141		431	7,592
Net margin	30,337	2,155	2,173		(431)	34,234
Selling, general and administrative					9,614	9,614
Interest expense					2,858	2,858
Operating income	30,337	2,155	2,173		(12,903)	21,762
Capital expenditures	7,838	1,849	112,229		2,823	124,739
Goodwill	34,182	1,130	14,898			50,210
Total assets	308,560	121,888	173,648		15,100	619,196

2005	Oilfield	Industrial	Central	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	34,174	14,313	—			48,487
Inter segment revenue[1]	153	20	—	(173)		—
Operating expense	15,542	12,015	—	(173)		27,384
Depreciation and accretion	2,358	1,304	—		746	4,408
Net margin	16,427	1,014	—		(746)	16,695
Selling, general and administrative					5,036	5,036
Interest expense					644	644
Operating income	16,427	1,014	—		(6,426)	11,015
Capital expenditures	9,949	402	—		2,892	13,243
Goodwill	10,782	2,430	—			13,212
Total assets	208,451	108,363	—		17,046	333,860

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.

[2] Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

BOARD OF TRUSTEES OF NEWALTA INCOME FUND

BOARD OF DIRECTORS OF NEWALTA CORPORATION

CLAYTON H. RIDDELL [5]
Chairman of the Board
and Chief Executive Officer
Paramount Resources Ltd.
Calgary, Alberta

ALAN P. CADOTTE
President and Chief Executive Officer
Newalta Corporation
Calgary, Alberta

RONALD L. SIFTON
Senior Vice President, Finance
and Chief Financial Officer
Newalta Corporation
Calgary, Alberta

ROBERT M. MACDONALD [1, 3]
Independent Businessman
Calgary, Alberta

R. VANCE MILLIGAN, Q.C. [3, 4, 6]
Partner
Bennett Jones LLP
Calgary, Alberta

FELIX PARDO [1, 4]
Independent Businessman
Cambridge, Massachusetts

R.H. (DICK) PINDER [1, 2]
President
Kingsmere Corporate Finance Ltd.
Calgary, Alberta

GORDON E. PRIDHAM [2, 3]
President
Edgewater Capital Inc.
Toronto, Ontario

BARRY D. STEWART [2, 4]
Independent Businessman
Calgary, Alberta

OFFICERS OF NEWALTA CORPORATION

ALAN P. CADOTTE
President and Chief Executive Officer

RONALD L. SIFTON
Senior Vice President, Finance
and Chief Financial Officer

TERRY P. DONALESHEN
Vice President, Human Resources and
Environment, Health and Safety

PETER A. DUGANDZIC
Vice President, Oilfield

ROBERT L. MORIN
Vice President, Finance

ALAN P. SWANSON
Vice President, Industrial

J. CRAIG WILKIE
Vice President, Central

TOOK WHITELEY
General Counsel

HEAD OFFICE

Suite 1200, 333 – 11 Avenue SW
Calgary, Alberta T2R 1L9
Tel: (403) 266-6556
Fax: (403) 262-7348
www.newalta.com

AUDITORS

Deloitte & Touche LLP
Calgary, Alberta

LEGAL COUNSEL

Bennett Jones LLP
Calgary, Alberta

BANKERS

Canadian Imperial Bank of Commerce
Bank of Montreal
Royal Bank of Canada
The Bank of Nova Scotia
Calgary, Alberta

STOCK EXCHANGE

Toronto Stock Exchange
Symbol: NAL.UN

TRANSFER AGENT AND REGISTRAR

Valiant Trust Company
Calgary, Alberta

NEWALTA.COM

Newalta has expanded its website to include more detailed information on the Company's operations. For current information and news, visit newalta.com.

[1] *Audit Committee*
[2] *Compensation Committee*
[3] *Corporate Governance and Nominating Committee*
[4] *Environment, Health and Safety Committee*
[5] *Chairman of the Board*
[6] *Corporate Secretary*

NEWALTA

1200, 333 – 11 AVENUE SW

CALGARY, ALBERTA, CANADA

T2R 1L9

TELEPHONE (403) 266-6556

FAX (403) 262-7348

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Ronald L. Sifton, Senior Vice President and Chief Financial Officer of Newalta Corporation, the administrator of Newalta Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 11, 2006

(signed) *Ronald L. Sifton*
Ronald L. Sifton
Senior Vice President and Chief Financial Officer
of Newalta Corporation, the administrator of
Newalta Income Fund

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Alan P. Cadotte, President and Chief Executive Officer of Newalta Corporation, the administrator of Newalta Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 11, 2006

(signed) *Alan P. Cadotte*
Alan P. Cadotte
President and Chief Executive Officer of Newalta Corporation, the administrator of Newalta Income Fund